Exhibit 14(3)

Eidos PLC – Release schedule update

Wednesday, 14 May 2003

E3 LINE-UP AND RELEASE SCHEDULE UPDATE

Eidos plc (LSE:EID.L, NASDAQ:EIDSY), one of the world’s leading publishers and developers of entertainment software, today confirms that it will be profiling its strong forthcoming games portfolio at the Electronics Entertainment Expo (E3) in Los Angeles, running from May 14 to May 16. Eidos also announces today the launch date for its eagerly awaited Tomb Raider: The Angel of Darkness and for The Italian Job.

Tomb Raider: The Angel of Darkness will be released on PS2 and PC formats on 20 June 2003. The launch of the Tomb Raider film sequel “The Cradle of Life”, is scheduled for US release by Paramount Pictures on 25 July.

With the US release by Paramount of the new Italian Job film on 30 May 2003, Eidos has taken the opportunity to bring forward the release date of its Italian Job title from July to June in order to maximise the game’s commercial potential alongside the film. The game will be published on PS2, Xbox and GameCube consoles.

In addition to the above two games, Eidos will showcase at E3 its strong portfolio of games scheduled for release during the remainder of calendar year 2003. These include Whiplash (PS2, Xbox), Commandos 3: Destination Berlin (PC), Legacy of Kain: Defiance (PS2, Xbox, PC), and Thief (Xbox, PC). By bringing forward the release date of The Italian Job game, Eidos has also taken the opportunity to reschedule the release dates for Backyard Wrestling and Deus Ex: Invisible War to the pre-Christmas sales period later this year. These games will also be showcased at E3.

Given the strong performance of pillar titles this year to date and the imminent release of Tomb Raider: The Angel of Darkness and The Italian Job, the Board remains confident that the Company will meet current market expectations for the financial year to 30 June 2003.

Chief Executive Officer, Mike McGarvey, said:

“The outstanding performance of our first-half releases of Hitman 2 and TimeSplitters 2, together with the recently released Championship Manager 4, the record breaking PC game, demonstrate the strength of Eidos’ games portfolio. Tomb Raider: The Angel of Darkness and The Italian Job games will complete the line-up for this financial year and give us a firm base from which we can continue to deliver improved performances going forward.”

Enquiries:

Eidos plc	020 8636 3000
Mike McGarvey, CEO
Stuart Cruickshank, CFO

Brunswick	020 7404 5959
Jonathan Glass/James Crampton
Nina Pawlak	(001) 212-333-3810

Notes

1. Certain statements made in this announcement with respect to the Group’s plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group’s markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

2. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.